UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WCI COMMUNITIES, INC.

(Name of Subject Company (Issuer))

WCI COMMUNITIES, INC.

(Name of Filing Person (Offerors))

4.0% Contingent Convertible Senior Subordinated Notes due 2023

(Title of Class of Securities)

92923CAKO

(CUSIP Number of Class of Securities)

Copies to:

Vivien N. Hastings, Esq.

Senior Vice President, General Counsel and Secretary

WCI COMMUNITIES, INC.

24301 Walden Center Drive

Bonita Springs, FL 34134

(239) 947-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Thomas E Lauria, Esq.

Colin J. Diamond, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

Facsimile: (212) 354-8113

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$125,000,000	$4912.50

*	Estimated for the purpose of determining the filing fee. For the purpose of calculating the filing fee only, this amount is based on the exchange of all $125,000,000 of the existing and outstanding 4.0% Contingent Convertible Senior Subordinated Notes due 2023 for a unit, consisting of $125,000,000 of new 17.5% Senior Secured Notes due 2012 and a warrant to purchase our common stock.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,912.50.
Form or Registration Number:	Schedule TO (005-78427).
Filing party:	WCI Communities, Inc.
Date filed:	July 8, 2008.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Final Amendment No. 2 amends the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2008 and amended on July 22, 2008, by WCI Communities Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO related to an offer (the “Exchange Offer”) by the Company to exchange a unit, consisting of $1,000 principal amount of the Company’s 17.5% Senior Secured Notes due 2012 (the “New Notes”) and a warrant to purchase 33.7392 shares of common stock of the Company for each $1,000 principal amount of the Company’s outstanding 4.0% Contingent Convertible Senior Subordinated Notes due 2023 (CUSIP No. 202392923CAKO) (the “Outstanding Notes”) validly tendered and accepted pursuant to the terms and subject to the conditions contained in the offering memorandum dated July 22, 2008 (the “Offering Memorandum”).

On August 4, 2008, the Company terminated the Exchange Offer pursuant to the conditions specified in the Offering Memorandum, which provide that the Company reserves the right to terminate the Exchange Offer if any of the conditions precedent to the Exchange Offer is not satisfied and the failure of the condition makes it inadvisable to proceed with the Exchange Offer. It was a condition precedent to the Exchange Offer that no action or event shall have occurred, which in the Company’s sole judgment, could materially adversely affect its business. The Company and its subsidiaries have filed a voluntary petition for reorganization under chapter 11 of the United States Bankruptcy Code. Accordingly, contemporaneously with that filing, WCI has terminated the Exchange Offer and it will promptly return any and all Outstanding Notes that have been tendered pursuant to the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2008	WCI COMMUNITIES, INC.

	By:	/s/ David L. Fry
		Name:	David L. Fry
		Title:	Interim President and Chief Executive Officer

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